FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 29, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On March 29, 2007, Biomira Inc. filed with the System for Electronic Document Analysis and Retrieval in Canada the following documents:
•
Notice of Annual General Meeting of Shareholders of the Company to be held on May 3, 2007 and Management Proxy Circular dated February 28, 2007, and mailed to Shareholders on or about April 3, 2007 (attached to this report as Exhibit 99.1)

•	Voting instruction form for Canadian beneficial shareholders used by ADP (attached to this report as Exhibit 99.2)
•	Voting instruction form for United States beneficial shareholders used by ADP (attached to this report as Exhibit 99.3)
•	Form of Proxy to be delivered by Registered Shareholders for use at the Company’s Annual General Meeting of Shareholders (attached to this report as Exhibit 99.4)
•	Financial statements request form for beneficial shareholders used by Computershare (attached to this report as Exhibit 99.5)
•	Interim Reports opt-in letter for United States beneficial shareholders used by ADP (attached to this report as Exhibit 99.6)
•
Annual Report of the Company for calendar year 2006 mailed to shareholders with the Notice of Meeting and Management Proxy Circular on or about April 3, 2007 (note that all of the contents of this Annual Report were previously filed with the Commission under Form 6-K on March 8, 2007 in the form of the Canadian filing of management’s discussion and analysis of financial condition and results of operations and the audited consolidated financial statements of the company for the fiscal year ended December 31, 2006, all of which material has been duplicated in the same form in the Annual Report and is therefore omitted here; the only information included here is the cover page, the product pipeline information, the President’s message, the table of contents and the corporate information, because this information was not contained in the prior Form 6-K) (attached to this report as Exhibit 99.7)

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Annual General Meeting of Shareholders of the Company to be held on May 3, 2007 and Management Proxy Circular dated February 28, 2007, and mailed to Shareholders on or about April 3, 2007
99.2	Voting instruction form for Canadian beneficial shareholders used by ADP
99.3	Voting instruction form for United States beneficial shareholders used by ADP
99.4	Form of Proxy to be delivered by Registered Shareholders for use at the Company’s Annual General Meeting of Shareholders
99.5	Financial statements request form for beneficial shareholders used by Computershare
99.6	Interim Reports opt-in letter for United States beneficial shareholders used by ADP
99.7	Annual Report of the Company for calendar year 2006 mailed to shareholders with the Notice of Meeting and Management Proxy Circular on or about April 3, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: March 29, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor, CGA
Vice President, Finance & Administration and Chief Financial Officer